# GREAT QUEST METALS LTD.

**Secon. .arter Report to Shareholders - For the Six Months Ended June 30, 2004**
Schedule C: Management Discussion and Analysis

*Dear Shareholders:*

## *Introduction*

Results from exploration surveys on the Keniba concession in Mali, West Africa conducted during the Second Quarter (April 1, 2004 to June 30, 2004), and subsequently, could potentially set the focus of exploration for Great Quest Metals for the foreseeable future. Work on the Djambaye 2 zone traced, gold mineralization over a length of 2,342 meters through sampling material form pits. On the Djambaye 1 zone, gold mineralization was delineated over a distance of 975 meters. Work on the Kabaya 1 zone, southwest of the Djambaye 2 area, identified anomalous gold along two diorite dikes. More work is required on the Djambaye 1 and Kabaya 1. The next step for the Djambaye 2 zone is drilling.

## *Kenieba Concession*

Exploration on the Kenieba concession this spring and summer has identified 3 significant zones of gold mineralization. This concession is in western Mali south of and adjacent to the block of concessions covering the Tabakoto and Segala gold deposits held by Nevsun Resources. The Tabakoto gold deposit is scheduled to go into production in 2005.

In the Djambaye 2 area, a 2,342 metre zone of gold mineralization has been delineated. The gold is found in 3 sets of quartz veins within a 2-phase, rhyodacite-diorite dike which is up to 20 metres wide. The width of the mineralization has not been determined. The initial program consisted of taking 29 samples from the bottom of 24 10-to-12-metres-deep holes. Assays on the 29 samples averaged 31.44 g/t gold or 0.92 oz/ton. Results of assaying an additional 27 samples of reject material taken form around old pits over a length of 1,950 m north and south of, and on line with, the 392 m zone averaged 2.82 g/t gold and extends the zone to a total known length of 2,342 m.

A second dike, Djambaye 1, occurs 550 m east of Djambaye 2. It consists of mineralized quartz veins in a diorite dike. A total of 8 samples from reject material around old pits over a length of 975 m averaged 1.89 g/t gold. The line of sampling starts 1200 m south of the southern known limit of the Djambaye 2 zone and continues south. The Kabaya 1 zone, southwest of the Djambaye 2 area, consists of gold mineralization in quartz veins along parts of 2 diorite dikes, 1100 m long.

Management thinks that the diorite is significant because of the fact that diorite is found at the Tabakoto and Segala deposits held by Nevsun Resources and the Sadiola and Yatela Mines held by Anglogold and Iamgold. Much of the diorite in these deposits is mineralized with gold, and the diorite is thought to be very significant in the genesis of the gold deposits.

## *Bourdala Concessions*

A total of 5 areas were drilled during the 2003 – 2004 drill program on the Bourdala concessions, also in the western part of Mali. In the Bourdala Sud Ouest area gold is found along veins parallel to a north-northeast structure. One higher grade (10.0 m of 3.92 g/t gold and 5.0 m of 8.63 g/t gold) east-northeast zone cross-cuts the first zone. Future drilling will focus on the quest for more east-northeast zones along the main structure. In the TD zone, gold occurs in two zones of gently dipping quartz veins west of a diorite-felsite dike. Future drilling will define the zone as well as testing the area east of the dike.

## *Other Projects*

The Company acquired an option on the 8sq km Alamoutala Ouest concession which is well placed directly between the Sadiola and Yatela gold mine in, western Mali. A program of mapping and soil sampling has recently been completed. A program of pit sampling and mapping was carried out on the Winza concession in southwestern Mali with insignificant results. The Company decided not to go ahead with work on the Taseko property this year, however assessment has been filed on the claims into 2008.

## *The Exploration Team*

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Marvin Mitchell B.Sc. Geo.

**Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2004**
Schedule C: Management Discussion and Analysis

Mr. Keita led the team that made the initial discovery of the Loulo deposit in Mali, and Mr. Osborne led the team that outlined the Empress deposit on the Taseko property in B.C. Mr. Mitchell B.Sc. Geo. Is the qualified person under National Instrument 43-101.

## *Overview of Performance*

The Company's total assets of approximately $2,755,340 have remained virtually unchanged since December 31, 2003. Working capital deficiency of $60,159 at June 30, 2004 has increased by $477,892 since December 31, 2003, largely as a result of $120,236 spent on ongoing overhead to run the Company in Canada and Mali as well as $457,743 spent on mineral properties. The loss for the quarter ended June 30, 2004 was $120,236 (2003 - $83,294) due mainly to increases in office costs, shareholder relations, and telephone.

## *Results of Operations*

The Company's operations consist of the exploration and development of mineral properties in Mali as well as running two administrative offices in Canada and Mali. Expenditures on mineral properties during the second quarter increased to $2,695,120, from $2,231,992, in December 31, 2003, largely as a result of $100,797 spent on property payments in Mali and $356,946 spent on exploration and development costs.

The statement of operations demonstrates some variability in overhead from the same period in 2003, including increased office and shareholder relations 2003. Office costs increased due to increased corporate activity in connection with drilling in Mali and shareholder relations increased due to an increase to shareholders promotional activities. Overhead for the remainder of 2004 is expected to remain at similar levels.

## *Summary of Quarterly Results*

Selected financial information for the most recent quarter of 2004 and each of the last eight quarters of fiscal 2002 and 2003 is as follows:

| Quarter | Revenue | Net (loss) | Net (loss) per share |
|---|---|---|---|
| 2004 2nd Q | $ - | $ 118,717 | $ 0.000 |
| 2004 1st Q | $ - | $ 59,817 | $ 0.004 |
| 2003 4th Q | $ - | $ 191,039 | $ 0.02 |
| 2003 3rd Q | $ - | $ 122,291 | $ 0.009 |
| 2003 2nd Q | $ - | $ 83,050 | $ 0.007 |
| 2003 1st Q | $ - | $ 36,334 | $ 0.003 |
| 2002 4th Q | $ - | $ 165,583 | $ 0.02 |
| 2002 3rd Q | $ - | $ 105,991 | $ 0.01 |
| 2002 2nd Q | $ - | $ 73,639 | $ 0.009 |
| 2002 1st Q | $ - | $ 32,352 | $ 0.004 |

## *Liquidity and Capital Resources*

The Company's working capital deficiency at June 30, 2004 was $60,159. Subsequent to June 30, 2004, Great Quest completed a private placement of $150,000. This will be sufficient to fund projects and ongoing overhead until the end of the third quarter. The Company will need to raise capital to continue its exploration projects. While the company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

## *Investor Relations*

James Mathers currently represents Great Quest in Investor Relations. Mr. Mathers liaises with the investment community and communicates the Company's ongoing and upcoming exploration projects to potential investors and current shareholders. During the period ended June 30, 2004, the Company shared a booth at a New York Gold Conference, participated in the 2004 World Gold, PGM & Diamond Investment Conference in Vancouver, and plans to attend the Chicago Natural Resource and Technology Conference in October 2004. For more information on the Company and its activities, call toll free at 1-877-325-3838 or visit our website at www.greatquest.com.

**ON BEHALF OF THE BOARD**

*"Willis W. Osborne"*
Willis W. Osborne
President & Director

# GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

June 30, 2004 and 2003

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

**GREAT QUEST METALS LTD.**
**BALANCE SHEET**
**JUNE 30, 2004**
**(With comparative audited figures for December 31, 2003)**

| | JUNE 30 2004 (unaudited) | DECEMBER 31 2003 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 6,174 | $ 310,744 |
| Accounts receivable | 1,687 | 0 |
| Goods and services tax recoverable | 1,971 | 3,000 |
| Prepaid expenses | 3,374 | 177,145 |
| | 13,206 | 490,889 |
| Property, Plant and Equipment (Note 2) | 38,600 | 29,936 |
| Mineral Properties, including deferred costs (Note 3) | 2,695,120 | 2,231,992 |
| Deposits | 8,414 | 8,414 |
| | $ 2,755,340 | $ 2,761,231 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 32,569 | $ 37,383 |
| Due to related parties (Note 4) | 40,796 | 35,776 |
| | 73,365 | 73,159 |
| **SHAREHOLDERS' EQUITY** | | |
| Share capital (Note 5) | 4,883,294 | 4,790,674 |
| Share subscription advances | 20,000 | - |
| Contributed surplus | 81,398 | 81,398 |
| Deficit | (2,302,717) | (2,184,000) |
| | 2,681,975 | 2,688,072 |
| | $ 2,755,340 | $ 2,761,231 |

Approved on Behalf of the Board:

*"Willis W. Osborne"*
Director

*"Victor J.E. Jones"*
Director

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

## GREAT QUEST METALS LTD.
## STATEMENT OF OPERATIONS AND DEFICIT
## FOR THE PERIODS ENDED JUNE 30, 2004 AND JUNE 30, 2003

| | 3 Months ended | | 6 Months ended | |
|---|---|---|---|---|
| | JUNE 30, 2004 | JUNE 30, 2003 (Note 9) | JUNE 30, 2004 | JUNE 30,2003 (Note 9) |
| ADMINISTRATION COSTS: | | | | |
| Accounting and audit | $ 1,739 | $ 1,658 | $ 8,401 | $ 4,205 |
| Amortization | 80 | 63 | 172 | 125 |
| Bank charges and interest | 277 | 195 | 726 | 526 |
| Consulting | 6,229 | 3,594 | 16,237 | 6,892 |
| Investor relations | 3,600 | 5,728 | 7,200 | 9,270 |
| Legal | 3,715 | 1,304 | 4,629 | 1,304 |
| Management fees | 5,250 | 4,500 | 10,500 | 9,000 |
| Office and general | 3,835 | 7,161 | 20,410 | 12,335 |
| Printing, promotion and travel | 7,892 | 5,830 | 13,997 | 12,868 |
| Rent | 3,838 | 5,476 | 7,676 | 9,159 |
| Securities and brokerage fees | 9,235 | 10,369 | 10,735 | 15,941 |
| Shareholder relations | 5,655 | - | 11,477 | - |
| Telephone | 8,076 | 930 | 8,076 | 1,669 |
| TOTAL ADMINISTRATION COSTS | 59,421 | 46,808 | 120,236 | 83,294 |
| OTHER ITEM: | | | | |
| Interest income | (521) | (92) | (1,519) | (244) |
| NET LOSS FOR THE PERIOD | 58,900 | 46,716 | 118,717 | 83,050 |
| DEFICIT AT BEGINNING OF PERIOD | 2,243,817 | 2,029,295 | 2,184,000 | 1,992,961 |
| DEFICIT AT END OF PERIOD | $ 2,302,717 | $ 2,076,011 | $ 2,302,717 | $ 2,076,011 |
| Loss per share | $ - | $ - | $ - | $ - |

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

## GREAT QUEST METALS LTD.
## STATEMENT OF CASH FLOWS
## FOR THE PERIODS ENDED JUNE 30, 2004 AND JUNE 30, 2003

| | 3 Months ended | | 6 Months ended | |
|---|---|---|---|---|
| | JUNE 30, 2004 | JUNE 30, 2003 | JUNE 30, 2004 | JUNE 30, 2003 |
| PERATING ACTIVITIES: | | | | |
| Jet loss for the period | $ (58,900) | $ (46,716) | $ (118,717) | $ (83,050) |
| \djustment: | | | | |
| Amortization | 80 | 63 | 172 | 125 |
| | (58,820) | (46,653) | (118,545) | (82,925) |
| :hange in non-cash working capital :ems: | | | | |
| Accounts receivable | (1,687) | - | (1,687) | - |
| Goods and services tax recoverable | 1,616 | 44 | 1,029 | (609) |
| Due from related parties | 3,912 | (349) | - | 10,096 |
| Prepaid expenses | 276,336 | (94,264) | 173,771 | (99,772) |
| Deposits | - | (15) | - | - |
| Accounts payable and accrued liabilities | 5,654 | 10,480 | (4,814) | (34,379) |
| Due to related parties | 7,710 | - | 5,020 | (28,760) |
| | 234,721 | (130,757) | 54,774 | (236,349) |
| 'NANCING ACTIVITIES: | | | | |
| Issue of share capital for cash | 58,870 | 167,058 | 92,620 | 394,636 |
| Share subscription advances | 20,000 | - | 20,000 | (11,475) |
| | 78,870 | 167,058 | 112,620 | 383,161 |
| 'IVESTING ACTIVITIES: | | | | |
| Acquisition costs of property, plant and equipment | - | (1,261) | (14,221) | - |
| Acquisition costs of mineral properties | (60,406) | (23,075) | (100,797) | - |
| Deferred exploration and development costs, net of amortization | (325,292) | (2,600) | (356,946) | (142,004) |
| | (385,698) | (26,936) | (471,964) | (142,004) |
| 'ICREASE (DECREASE) IN CASH | (72,107) | 9,365 | (304,570) | 4,808 |
| ASH AT BEGINNING OF PERIOD | 78,281 | 12,110 | 310,744 | 16,667 |
| ASH AT END OF PERIOD | $ 6,174 | $ 21,475 | $ 6,174 | $ 21,475 |

ıpplemental cash flow information (Note 8)

"Prepared by Management without Audit"

The accompanying notes are an integral part of these financial statements.

# GREAT QUEST METALS LTD.

## CORPORATE INFORMATION

*(As at August 22, 2004)*

**SHARES LISTED**

Canadian Venture Exchange: GQ

Authorized: 50,000,000 Issued: 14,617,897

Options: 690,500

Warrants: 400,000

Escrow: 143,734

12g3-2(b) Exemption #82-3116

Standard & Poor's Listed

**OFFICERS & DIRECTORS**

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Vice President-Exploration & Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

**REGISTRAR & TRANSFER AGENT**

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

**LEGAL COUNSEL & REGISTERED OFFICE**

DuMoulin Black
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

**AUDITORS**

Jones Richards & Company, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

**CORPORATE HEAD OFFICE**

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info @greatquest.com

At June 30, 2004, the Company had outstanding stock options to acquire 799,500 common shares as follows:

| Number of Shares | Price | Expiry Date |
|---|---|---|
| 89,000(1) | $ 0.22 | July 22, 2004 |
| 165,000 | $ 0.35 | April 5, 2005 |
| 95,500 | $ 0.22 | March 28, 2006 |
| 180,000 | $ 0.27 | September 7, 2006 |
| 190,000(2) | $ 0.30 | September 4, 2007 |
| 80,000 | $ 0.55 | February 20, 2009 |
| 799,500 | | |

(1) exercised subsequently
(2) 20,000 exercised subsequently

**Warrants:**

At June 30, 2004, the Company had outstanding common share purchase warrants exercisable to acquire 400,000 shares at a price of $0.62 on or before November 14, 2005.

## RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Rent and office services totalling $24,630 (2003 - $34,958) and management fees totalling $10,500 (2003 - $19,000) were incurred with corporation related to the Company by common Directors.

b. Consulting fees totalling $8,746 (2003 - $1,680) was incurred with a Director of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.



GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

## SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

| | Mali | Canada | Total |
|---|---|---|---|
| June 30, 2004 | | | |
| Property, Plant and Equipment | $ 36,893 | $ 1,707 | $ 38,600 |
| Mineral properties, including deferred costs | 2,079,357 | 615,763 | 2,695,120 |
| | $2,116,250 | $ 617,470 | $2,733,720 |

| | Mali | Canada | Total |
|---|---|---|---|
| December 31, 2003 | | | |
| Property, Plant and Equipment | $ 29,528 | $ 408 | $ 29,936 |
| Mineral properties, including deferred costs | 1,616,229 | 615,763 | 2,231,992 |
| | $ 1,645,757 | $ 616,171 | $2,261,928 |

## SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the periods ended June 30, 2004 and June 30, 2003 as follows:

| | June 30, 2004 | June 30, 2003 |
|---|---|---|
| Non-cash financing activities: | $ - | $ - |
| Non-cash investing activities: | | |
| Deferred exploration and development cost, net of Amortization | $ (5,385) | $ (2,520) |

## COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statements presentation.

## GREAT QUEST METALS LTD.
## SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
## FOR THE PERIODS ENDED JUNE 30, 2004 AND JUNE 30, 2003

| | Mineral Properties | | | | | |
|---|---|---|---|---|---|---|
| | Mali Properties | Taseko Property | 2004 Total | Mali Properties | Taseko Property | 2003 Total |
| EXPLORATION AND DEVELOPMENT COSTS: | | | | | | |
| Amortization | $ 5,385 | $ - | $ 5,385 | $ 2,520 | $ - | $ 2,520 |
| Drilling, reclamation and assays | 296,415 | - | 296,415 | 77,844 | - | 77,844 |
| Exploration surveys | 42,483 | - | 42,483 | - | - | - |
| Office, consulting and travel | 18,049 | - | 18,049 | 2,849 | - | 2,849 |
| Total costs incurred during the period | 362,332 | - | 362,332 | 83,213 | - | 83,213 |
| Balance, beginning of period | 831,101 | 403,763 | 1,234,864 | 497,705 | 402,880 | 900,585 |
| Balance, end of period | $1,193,433 | $ 403,763 | $ 1,597,196 | $580,918 | $402,880 | $ 983,798 |

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2004

## INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2003 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2003 audited financial statements.

## PROPERTY, PLANT AND EQUIPMENT

| | JUNE 30, 2004 | | | DECEMBER 31, 2003 |
|---|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value | Net Book Value |
| Automobile | $ 54,518 | $ 29,049 | $ 25,469 | $ 16,089 |
| Computer | 1,287 | 97 | 1,190 | - |
| Equipment | 18,158 | 6,217 | 11,941 | 13,847 |
| | $ 73,963 | $ 35,363 | $ 38,600 | $ 29,936 |

## MINERAL PROPERTIES

| | JUNE 30, 2004 | | | |
|---|---|---|---|---|
| | Acquisition Costs (Net of Recoveries) | Deferred Exploration And Development Costs | Write-off of Capitalized Costs | Total |
| a. Mali Properties | $ 885,924 | $ 1,193,433 | $ - | $ 2,079,357 |
| b. Taseko Property | 212,000 | 403,763 | - | 615,763 |
| | $ 1,097,924 | $ 1,597,196 | $ - | $ 2,695,120 |

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.